FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 25, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 Avenue de la Porte-Neuve
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its investment plan for U.S. operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces Investment Plan for U.S. Operations

Luxembourg, June 21, 2012 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) announced today an investment plan to expand its U.S. operations. The plan includes the installation of a state-of-the-art seamless pipe mill, heat treatment and premium threading facilities with an estimated investment of US$1.5 billion. The new mill, which is expected to begin operations in 2016, will have an annual production capacity of 650,000 tons of high quality seamless pipes and will be fully integrated with the rest of Tenaris’s U.S. manufacturing and service operations.

U.S. market demand for high quality OCTG and line pipe products is growing rapidly due to the development of unconventional shale (oil and gas) reserves and the resumption of deepwater drilling activity in the Gulf of Mexico. The new investment plan will strengthen Tenaris’s local production and service capabilities, allowing it to reduce lead times and serve its U.S. customers with a full range of locally manufactured seamless, welded and premium products, in a market where imported products account for over half of total consumption.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.